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AFL·CIO HOUSING INVESTMENT TRUST

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Real Estate Finance

- HIT Financing Programs
- HIT Investments
- Project Profiles
- Targeted Cities
  - Boston
  - Chicago
  - New York City
  - Bay Area
  - St. Louis
  - Twin Cities
- Union Labor Policies

Twin Cities

The HIT is helping the Twin Cities meet a range of housing needs with investments in 51 projects.

Selected HIT Projects


White Bear Lake
Brooklyn Park
Goose Lake
Minneapolis
St Paul
Edina
Inver Grove Heights
Cottage Grove
Bloomington
Eagan
Savage
Burnsville

TWIN CITIES AREA

HIT Investment: $829M
Total Development: $1.3B
Union Construction Hrs: 13.8M*
Housing Units: 7,982
Affordable/Workforce: 4,042
Total Community Jobs: 16,600*
Total Economic Impact: $2.6B*

News

[Saint Paul Mayor Coleman in State of City: "The Penfield Brought Several Hundred Jobs to the City During a Time of High Unemployment"]

[HIT Appreciates Union Workers in Saint Paul]

[HIT Invests $29.8 Million to Renovate Seward Towers in Minneapolis, Modernizing 640 Multifamily Rental Units]

HIT Impacts


AFL-CIO HOUSING INVESTMENT TRUST
Helping Build Twin Cities - The Union Way

Projects Photo Gallery



** Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of June 30, 2018. Since inception dates from 1984-2Q 2018. In 2017 dollars.*

"We need jobs, and the HIT is delivering those jobs with its investments in union-built projects in our region."

-Harry Melander
Executive Secretary of the St. Paul Building and Construction Trades Council

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